SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

February 16, 2024

Attorney Robert Shapiro

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.
Amendment No. 7 to Registration Statement on Form S-1
Filed January 29, 2024
File No. 333-271831

Dear Mr. Shapiro:

In response to your letter dated February 12, 2024, the following information is hereby submitted on behalf of SSHT S&T Group Ltd (the “Company”). Amendment No. 8 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 7 to Registration Statement on Form S-1

Cover Page

1.	Please amend your disclosure here to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the prospectus cover page, provide a cross-reference to discussion of this issue in your risk factors section.

Response: We have updated the Cover Page of the Registration Statement as requested.

PRC Regulations & Permissions, page 4

2.	We note that the permissions and approvals disclosure in this section related to the issuance of securities and the company’s business operations does not align with the disclosure contained in the legal opinion provided by Yangsan Law Firm of Guangdong which has been filed as Exhibit 99.1. Please reconcile the disclosure and legal opinions provided in Section I of Exhibit 99.1 and the disclosure in this section and revise the prospectus throughout accordingly. Please summarize the provided legal opinions and attribute those opinions to counsel.

Response: We have updated the Registration Statement as requested. Please see revised language on pages 4-6.

Risk Factors

The audit report included in this Amendment is prepared by an auditor who may not have been not inspected by the..., page 15

3.	We note your revisions pursuant to comment 7 and reissue in part. While you disclosed the current state of PCAOB inspections, you did not disclose the risk that the value of the shares could decline or becoming worthless resulting from the possibility of the company being considered a Commission-Identified Issuer and subsequent prohibition on trading under the HFCAA. Please revise to disclose this risk.

Response: We have updated the Registration Statement as requested. Please see edits made to the final paragraph on page 17 to the Risk Factor identified above.

Summary Compensation Table, page 37

4.	Please revise this section to discuss and disclose information for the most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Response: We have updated the Registration Statement as requested.

Certain Relationships and Related Transactions, page 41

5.	Please revise this section for the most recently completed fiscal year. In this regard, we note that the information included in the third paragraph appears dated.

Response: We have updated the Registration Statement as requested and, in accordance with Item 404(d) of Regulation S-K, have only given information for the Company’s last two fiscal years.

General

6.	Please have your independent auditors update their consent of the SSHT S&T Group’s audited financial statements for the years ended December 31, 2022 and 2021 to the current date.

Response: Our independent auditor has updated its consent as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd

/s/ Zonghan Wu
CEO and Director